UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                         Vanguard Natural Resources, LLC
                         -------------------------------
                                (Name of Issuer)

                                  Common Units
                                  ------------
                         (Title of Class of Securities)

                                    92205F106
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 92205F106                   13G                     Page 2 of 12 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,030,500
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,030,500
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,030,500*
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.5%*
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------
*The Filers may be deemed to be members of a group that holds, in the aggregate, 1,145,000 shares, or approximately 10.6%, of the Common Units outstanding. See
Item 4.

-------------------                                           ------------------
CUSIP No. 92205F106                   13G                     Page 3 of 12 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,030,500
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,030,500
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,030,500*
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.5%*
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------
*The Filers may be deemed to be members of a group that holds, in the aggregate, 1,145,000 shares, or approximately 10.6%, of the Common Units outstanding. See
Item 4.

-------------------                                           ------------------
CUSIP No. 92205F106                   13G                     Page 4 of 12 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Partners L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             556,470
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            556,470
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           556,470*
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.2%*
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------
*The Filers may be deemed to be members of a group that holds, in the aggregate, 1,145,000 shares, or approximately 10.6%, of the Common Units outstanding. See
Item 4.

-------------------                                           ------------------
CUSIP No. 92205F106                   13G                     Page 5 of 12 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BLRTQS Partnership
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             114,500
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            114,500
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           114,500*
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.1%*
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------
*The Filers may be deemed to be members of a group that holds, in the aggregate, 1,145,000 shares, or approximately 10.6%, of the Common Units outstanding. See
Item 4.

-------------------                                           ------------------
CUSIP No. 92205F106                   13G                     Page 6 of 12 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bradley L. Radoff
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             114,500
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            114,500
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           114,500*
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.1%*
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------
*The Filers may be deemed to be members of a group that holds, in the aggregate, 1,145,000 shares, or approximately 10.6%, of the Common Units outstanding. See
Item 4.

Item 1(a):     Name of Issuer:
---------      --------------

     The name of the issuer is Vanguard Natural Resources, LLC, a limited liability company organized under the laws of the State of Delaware (the "Company").

Item 1(b):     Address of Issuer's Principal Executive Offices:
---------      -----------------------------------------------

     The Company's principal executive office is located at 7700 San Felipe, Suite 485, Houston, TX 77063.

Item 2(a):     Name of Person Filing:
---------      ---------------------

     This Schedule 13G is filed by:

     (i) Third Point LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"), with respect to Common Units (as defined in Item 2(d)) directly owned by the Funds; and

     (ii) Mr. Daniel S. Loeb, who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to Common Units indirectly beneficially owned by Mr. Loeb by virtue of such position; and

     (iii) Third Point Partners L.P., a Delaware limited partnership ("Third Point Partners", and together with the Management Company and Mr. Loeb, the "Third Point Reporting Persons"), with respect to Common Units directly held by it; and

     (iv) BLRTQS Partnership, a Texas general partnership ("BLRTQS"), with respect to Common Units directly held by it; and

     (v) Mr. Bradley L. Radoff, who is the majority partner of BLRTQS and controls its business activities (Mr. Radoff and BLRTQS, collectively, the "BLRTQS Reporting Persons"), with respect to Common Units indirectly beneficially owned by Mr. Radoff by virtue of such position.

     The Third Point Reporting Persons and the BLRTQS Reporting Persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None,
---------      -------------------------------------------------
               Residence:
               ---------

     The address of the principal business office of the Management Company, Mr. Loeb and Third Point Partners is 390 Park Avenue, New York, New York 10022.

Item 2(c):     Citizenship:
---------      -----------

     The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen. Third Point Partners is organized as a limited partnership under the laws of the State of Delaware.

Item 2(d):     Title of Class of Securities:
---------      ----------------------------

     Common Units ("Common Units").

Item 2(e):     CUSIP Number:
---------      ------------

     92205F106.

Item 3:        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
------         -----------------------------------------------------------------
               or (c), check whether the person filing is a:
               --------------------------------------------

               A. [ ] Broker or dealer registered under Section 15 of the Act,
               B. [ ] Bank as defined in Section 3(a)(6) of the Act,
               C. [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Act,
               D. [ ] Investment Company registered under Section 8 of the
                      Investment Company Act of 1940,
               E. [ ] Investment Adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E),
               F. [ ] Employee Benefit Plan or Endowment Fund in accordance with
                      13d-1 (b)(1)(ii)(F),
               G. [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
               H. [ ] Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act,
               I. [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
               J. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:        Ownership:
------         ---------

The beneficial ownership of Common Units by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

  A. Third Point LLC
     ---------------
     (a) Amount beneficially owned: 1,030,500
     (b) Percent of class: 9.5%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 10,795,000 Common Units issued and outstanding as of November 29, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 1,030,500
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 1,030,500

  B. Daniel S. Loeb
     --------------
     (a) Amount beneficially owned: 1,030,500
     (b) Percent of class: 9.5%.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 1,030,500
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 1,030,500

  C. Third Point Partners, L.P.
     --------------------------
     (a) Amount beneficially owned: 556,470
     (b) Percent of class: 5.2%.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 556,470
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 556,470

  D. BLRTQS Partnership
     ------------------
     (a) Amount beneficially owned: 114,500
     (b) Percent of class: 1.1%.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 114,500
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 114,500

  E. Bradley L. Radoff
     -----------------
     (a) Amount beneficially owned: 114,500
     (b) Percent of class: 1.1%.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 114,500
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 114,500

     As a result of Mr. Radoff's status as an employee of the Management Company and the relationship among Mr. Radoff, the Management Company and Mr. Loeb, the Third Point Reporting Persons and the BLRTQS Reporting Persons may deemed to be a "group" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, each may be deemed to beneficially own the shares of the Common Units beneficially owned by the others. Each of the Third Point Reporting Persons disclaims beneficial ownership of the Common Units held by the BLRTQS Reporting Persons and any pecuniary interest therein, and each of the BLRTQS Reporting Persons disclaims beneficial ownership of the Common Units held by the Third Point Reporting Persons and any pecuniary interest therein.

Item 5:        Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:
------         ---------------------------------------------------------------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Units.

Item 7:        Identification and Classification of the Subsidiary Which
------         ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

Not applicable.

Item 8:        Identification and Classification of Members of the Group:
------         ---------------------------------------------------------

Not applicable.

Item 9:        Notice of Dissolution of Group:
------         ------------------------------

Not applicable.

Item 10:       Certification:
-------        -------------

Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                         [Signatures on following page]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

                         THIRD POINT LLC

                         By: Daniel S. Loeb, Chief Executive Officer

                         By: /s/ Keith Waller
                            ----------------------------------------------------
                            Name:   Keith Waller
                            Title:  Attorney-in-Fact



                         DANIEL S. LOEB

                         By: /s/ Keith Waller
                            ----------------------------------------------------
                            Name:   Keith Waller
                            Title:  Attorney-in-Fact



                         THIRD POINT PARTNERS LP

                         By:  Third Point Advisors LLC, its General Partner
                         By:  Daniel S. Loeb, Managing Member


                         By: /s/ Keith Waller
                            ----------------------------------------------------
                            Name:   Keith Waller
                            Title:  Attorney-in-Fact



                         BLRTQS PARTNERSHIP

                         By: /s/ Bradley L. Radoff
                            ----------------------------------------------------
                            Name:   Bradley L. Radoff
                            Title:  General Partner




                         /s/ Bradley L. Radoff
                         -------------------------------------------------------
                         Bradley L. Radoff



                 [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO
                         VANGUARD NATURAL RESOURCES LLC]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, dated February 14, 2008, by and between Third Point LLC, Daniel S. Loeb, Third Point Partners L.P., BLRTQS Partnership and Bradley L. Radoff.

Exhibit 99.2: Power of Attorney granted by Mr. Daniel S. Loeb in favor of Zachary Snow, Keith Waller, and Bruce Wilson, dated February 11, 2008.